BD

U.S. SECURIT[illegible] ION
WA[illegible]

04004378

~~235~~

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Requ[illegible] rs
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-38937

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Allen Quayle DBA

QUAYLE & CO. SECURITIES

Official Use Only
FIRM ID. NO.

SEC MAIL RECEIVED PROCESSING MAR 01 2004 WASH. DC SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1063 W. HILL RD. SUITE G
(No. and Street)

FLINT MI 48507
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. QUAYLE (810) 238-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

SMORCH, LEONARD D

1403 AMY STREET BURTON, MI 48509
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

KQ
3/29

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, ROBERT A. QUAYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAYLE & CO. SECURITIES, as of 12/31/2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRINCIPAL

Title

Linda J. Paith

Notary Public

Genesee County

expires 11-16-07

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUAYLE & CO. SECURITIES

Report on Examination of Financial Statements
For the Years Ended December 31, 2003 and 2002

Leonard D. Smorch
Certified Public Accountant

Leonard D. Smorch
Certified Public Accountant

1403 Amy Street
Burton, MI 48509
(810) 257-2627 Days
(810) 743-3514 Evenings

INDEPENDENT AUDITOR'S REPORT

To the Owner of Quayle & Co. Securities:

I have audited the statements of financial condition of Quayle & Co. Securities (a Michigan proprietorship) as of December 31, 2003 and 2002, and the related statements of earnings, owner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quayle & Co. Securities at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Leonard D. Smorch, CPA

Flint, Michigan
February 20, 2004

QUAYLE & CO SECURITIES
BALANCE SHEET, December 31, 2003 and 2002

	Year Ended December 31, 2003	2002
ASSETS		
Current assets:		
Cash	$ 2,629	$ 8,753
Marketable securities, at fair value	8,211	5,803
Commissions receivable (Note B)	6,550	8,736
Deposits or reserves, broker/ dealer (Note C)	1,218	1,218
Total current assets	18,608	24,510
Property and equipment, net (Note D)	1,895	2,210
	$20,503	$26,720
LIBILITIES AND OWNER'S CAPITAL		
Current liabilities:		
Accounts payable	$ 628	$ 397
Owner's capital	19,875	26,323
	$20,503	$26,720

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF EARNINGS
for the years ended December 31, 2003 and 2002

	Year Ended December 31, 2003	2002
Revenues:		
Security commissions	$ 978	$ 589
Other commissions	77,621	100,024
Investment advisory fees	45,784	35,472
Gain on sale of stock	252	-0-
Interest and dividends	233	148
	124,868	136,233
Expenses:		
Communications, occupancy and equipment rental	10,545	10,711
Regulatory fees and expenses	2,716	1,914
Other operating expenses	19,652	11,924
	32,913	24,549
Net earnings from operations	$ 91,955	$111,684

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF OWNER'S CAPITAL
for the year ended December 31, 2003 and 2002

	Year Ended December 31, 2003	2002
Balance at beginning of year	$ 26,323	$19,369
Net earnings	91,955	111,684
Comprehensive income: Unrealized gain (loss) on marketable securities	1,847	(5,195)
Capital withdrawals by owner	(100,250)	(99,535)
Balance at end of year	$ 19,875	$26,323

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF CASH FLOWS
for the years ended December 31, 2003 and 2002

	Year Ended December 31, 2003	2002
Cash flows from operating activities:		
Net earnings	$ 91,955	$111,684
Noncash items included in earnings:		
Depreciation	315	316
(Gain) loss on sale of marketable securities	(252)	-0-
	92,018	112,000
(Increase) decrease in operating receivable	2,186	(8,736)
Increase (decrease) in operating payable	231	(627)
Cash provided by operating activities	94,435	102,637
Cash flows from (payment of) financing activities:		
Acquisition of capital assets	-0-	-0-
Owner's capital withdrawals	(100,250)	(99,535)
Deposit, broker/dealer	-0-	-0-
Cash used for financing activities	(100,250)	(99,535)
Cash flows from investing activity:		
Purchase of marketable securities	(561)	-0-
Proceeds from sale of marketable securities	252	-0-
Cash from investing activities	(309)	-0-
Increase (decrease) in cash	(6,124)	3,102
Cash at beginning of year	8,753	5,651
Cash at end of year	$ 2,629	$ 8,753

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

A. **Summary of Significant Accounting Policies:**

The company, a proprietorship, is a securities broker-dealer in mutual funds and limited partnerships. The Company as well as its contracted agents are required to be licensed by the National Association of Securities Dealers (NASD). The Securities and Exchange Commission empowered NASD with the authority to license and regulate all broker-dealers and agents.

In addition the Company has entered into a "Carrying Agreement" which allows the licensed owner to sell listed stocks and bonds through Cantella & Co.

No customer transactions flow through the Company records. All customers make their investments payable directly to the respective mutual fund or limited partnership. Listed stock and bond investments are made payable directly to Cantella & Co.

Related commissions are recorded upon Company approval of each transaction, generally by the third business day following the transaction date. Commission income and related expenses for transactions executed, but not yet settled, were not material.

Furniture and equipment was purchased in 2001. The straight-line method over eight years was used beginning with year 2002.

Income taxes have not been provided in the accompanying financial statements because earnings are not taxable to the Company as such, but are includable in the individual tax return of the owner.

B. **Commissions Receivable and Payable:**

The commissions receivable from investment companies represent balances resulting from normal cash transactions. Commissions receivable are recorded at the time of the transaction approval. There were only commissions receivable at December 31, 2003 and 2002. Investments owned by customers are not reflected in the financial statements. The Company had no agents in 2003 or 2002, so there are no commissions payable.

C. **Deposits or Reserves, Broker-Dealer:**

The Company has entered into a "Carrying Agreement" with Cantella & Co for security transactions which include listed stocks and bonds. Under the terms of this agreement, no deposit is required. The current "Carrying Agreement" may be terminated by either party, with or without cause by a 30 day written notice. A reserve, a requirement of one mutual fund in case a transaction is later reversed, amounts to $1,218 for 2003, and $1,218 for 2002.

D. **Property and Equipment:**

The major class of property and equipment is as follows:

	2003	2002
Furniture and Equipment	$5,517	$5,517
Less: Accumulated Depreciation	3,622	3,307
	$1,895	$2,210

E. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital. The Company deals in mutual funds and limited partnerships and is required to maintain a minimum net capital of $5,000. NASD requires that the net capital not fall below 120 percent of the required minimum or $6,000. The Company's net capital at December 31, 2003 and 2002 is as follows:

	2003	2002
Owner's Capital	$19,875	$26,323
Less:		
Furniture and Equipment	(1,895)	(2,210)
Haircut on cash, Brokers	(138)	(137)
Haircut on Securities	(1,232)	(871)
Reserves, Broker-Dealer	(1,218)	(1,218)
Net Capital	$15,392	$21,887

F. Comprehensive Income:

In 2003, the unrealized gain related to the fair value of the marketable securities on the balance sheet has been shown as comprehensive income, and is included in the Statement of Owner's Capital. The following reflects the activity during 2003 and 2002.

	Unrealized Gains on Securities	
	2003	2002
Beginning balance	$(1,310)	$3,885
Current period change	1,847	(5,195)
Ending balance	$ 537	$(1,310)

Requirements Under Rule 15c3-1 and 15c3-3

1. Computation of Net Capital:

   There is an immaterial difference between the computation of net capital disclosed in Note E of the audited financial statements and the net capital requirement as reported by the Proprietorship in Part IIA of Form X-17A-5 as of December 31, 2003. There was a net decrease in capital of $47 due to the recording of accounts payable at December 31, 2003. As previously reported, there was an immaterial difference in the year ended December 31, 2002 of $493 increase in capital due to the recording of accounts payable and recording as a capital contribution payment on the accounts payable by the owner at year end.

2. Computation of 15c3-3 Reserve Requirements:

   Quayle & Co. Securities does not hold any customer securities. As stated in Note A, no customer transactions flow through the Company records.

3. Material Inadequacies:

   The audit conducted in accordance with generally accepted auditing standards did not disclose any material inadequacies although all accounts payable were not properly recorded at year end. In reviewing January, 2004 cash expenses, it appeared that some invoices did not arrive in a timely manner to be included in Form X-17A-5 computation. In the future, the owner will try to get that information on a timely basis.

   The owner recorded commissions received subsequent to year-end as commissions receivable at December 31, 2003.